UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                =================

                                    FORM 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (MAY 31, 2002)

                                DIVERSINET CORP.
         --------------------------------------------------------------
                              (Name of Registrant)
         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
         --------------------------------------------------------------
                    (Address of principal executive offices)

1.   Press  Release  -  Quarter  ended  April  30,  2002
2.   Financial  Statements  for  the  Six  Months  ended  April  30,  2002
3. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended April 30, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form  20-F        X               Form  40-F
                    ------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     YES               NO          X
                                ------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP. - SEC FILE NO.0-23304
--------------------------------------
(REGISTRANT)

DATE:  MAY 31, 2002                    BY:  /s/  DAVID  HACKETT
                                       ----------------------------
                                       DAVID HACKETT, CHIEF FINANCIAL OFFICER

                                   DIVERSINET

# OF SHARES ISSUED AND OUTSTANDING
32,222,084

FOR IMMEDIATE RELEASE:

                           DIVERSINET CORP. ANNOUNCES
                       SECOND QUARTER FISCAL 2002 RESULTS

TORONTO, CANADA - MAY 30, 2002 - DIVERSINET CORP. (NASDAQ Small Cap: DVNT), a leading provider of m-commerce security infrastructure solutions, today announced its second quarter fiscal 2002 results.

The Company reported an improved net loss of $2,063,000, or $(0.07) per share, for the quarter ended April 30, 2002, compared to a net loss of $5,079,000, or $(0.19) per share, in the prior year's second quarter. The net loss reported was $3,788,000 for the six months ended April 30, 2002, compared to a net loss of $10,516,000 in the same period in fiscal 2001. The decreased net loss in the second quarter of 2002 is attributable to cost reduction measures in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. The restructuring was aimed at refocusing the Company's efforts on the most significant market opportunities in Asia and Europe.

For the quarter ended April 30, 2002, the Company reported revenue of $311,000, compared to revenue of $127,000 for the quarter ended April 30, 2001. For the six months ended April 30, 2002, the Company reported revenue of $486,000, compared to revenue of $698,000 for the six months ended April 30, 2001. The Company continues to make progress in the Asian market, deriving 57% (0% for 2001) of its revenues from this marketplace for the three months ended April 30 and 53% (57% for 2001) for the six months ended April 30.

Operating expenses decreased to $4,376,000 for the six months ended April 30, 2002, from $11,761,000 for the six months ended April 30, 2001. The Company ended the quarter with $6,334,000 in cash and has continued to maintain its operating cash requirements at a similar level to the first quarter of 2002. In April 2002 the Company completed the issuance and sale of 5,186,708 units in the capital of the Company at US$0.60 per unit for gross proceeds of US$3,112,022.

During the second quarter of 2002, the Company recorded its first revenues from the issuance of Mobile e-Cert digital certificates. While the amount of revenue recorded in the quarter from certificates was very small, the Company achieved a major milestone.

Also during the second quarter of 2002, Diversinet announced the successful conclusion of a pilot test with the Hong Kong m-Cert Implementation Forum (HKMIF) - a forum jointly created by Hong Kong's six local mobile operators to develop and implement a single mobile digital certificate standard to promote mobile commerce in Hong Kong. As prime contractor, Diversinet teamed up with Ericsson, Gemplus, Hewlett-Packard, Hongkong Post, and Intel to pilot a WAP security solution supporting wireless applications over WAP phones. The applications used in the pilot were a wireless stock trading application and a Mobile VPN solution for secure email and PIM access with the Hong Kong University of Science and Technology.

In May 2002, the Company received Common Criteria (ISO 15408-3) certification for its Passport Certificate Server Version 4.1.1. Common Criteria, a rigorous international security standard recognized by 14 countries, evaluates the trustworthiness of Information Technology security products and systems. This certification will help to expedite the Company's sales cycle and open the door to new potential sales, mainly within the government and financial industries.

INVESTOR TELECONFERENCE CALL
Diversinet's executive team will hold a conference call Friday, May 31, 2002 at 8:30 a.m. Eastern Time to discuss second quarter fiscal 2002 results. Investors should contact Sandra Lemaitre, Diversinet Corp., at 416-756-2324, ext.324 for the dial-in-number. Investors are encouraged to listen to the live call from the home page and investor relation's portion of the Company's Web site: http://www.diversinet.com. In order to hear this conference call on the website,
-------------------------
your computer must be appropriately configured. The webcast will be available for 90 days.

ABOUT DIVERSINET CORP.
Diversinet is a leading developer of advanced wireless security software, enabling mobile e-commerce (m-commerce) services with its wireless security infrastructure solutions. Diversinet's client/server security software facilitates digital signatures, authentication and encryption with PKI products specifically designed to perform optimally in wireless environments and devices. In October of 2001, Diversinet enabled the launch of the first public Certification Authority in the world to offer mobile individual and business digital certificates for consumer use. For more information on Diversinet, visit the company's web site at www.diversinet.com.
                          ------------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

FOR MORE INFORMATION:

DIVERSINET CORP.
Sandra Lemaitre
Tel: (416) 756-2324,ext.324
Email: pr@diversinet.com

CONSOLIDATED FINANCIAL STATEMENTS

DIVERSINET CORP.


For the Six Months Ended April 30, 2002
(Unaudited)

                                DIVERSINET CORP.

                          CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]

(Unaudited)

                                                APRIL 30      October 31
                                                    2002            2001
                                                       $               $
========================================================================
  ASSETS
  CURRENT
  Cash and cash equivalents                    6,334,092      3,061,844
  Short-term investments                               -      3,087,680
  Accounts receivable                            245,231        274,521
  Other receivables                               31,698         99,469
  Prepaid expenses                               318,392        596,105
------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                         6,929,413      7,119,619
------------------------------------------------------------------------
  Capital assets, net                          2,240,656      2,496,738
------------------------------------------------------------------------
  TOTAL ASSETS                                 9,170,069      9,616,357
========================================================================

  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT
  Accounts payable                               824,673      1,191,117
  Accrued liabilities                          1,260,228      2,329,269
  Deferred revenue                                47,696         43,843
------------------------------------------------------------------------
  TOTAL LIABILITIES                            2,132,597      3,564,229
========================================================================

  SHAREHOLDERS' EQUITY
  Share capital                               58,766,618     53,992,992
  Contributed surplus                             97,500         97,500
  Deficit                                    (51,826,646)   (48,038,364)
------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                   7,037,472      6,052,128
========================================================================
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   9,170,069      9,616,357
========================================================================

                                DIVERSINET CORP.
                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              [in Canadian dollars]

Three and six months ended April 30, 2002 and 2001
(Unaudited)

                                     THREE MONTHS APRIL 30        SIX MONTHS APRIL 30
                                       2002           2001           2002           2001
                                          $              $              $              $
-----------------------------------------------------------------------------------------

REVENUE                             311,189        127,268        485,641        697,923
-----------------------------------------------------------------------------------------

EXPENSES
Research and development            761,015      1,835,640      1,408,633      4,033,469
Sales and marketing                 476,420      2,301,957        908,011      4,655,530
General and administrative        1,055,704        649,566      1,792,156      1,822,001
Depreciation and amortization       145,598        627,057        267,474      1,250,475
-----------------------------------------------------------------------------------------
                                  2,438,737      5,414,220      4,376,274     11,761,475
-----------------------------------------------------------------------------------------
Loss before the following        (2,127,548)    (5,286,952)    (3,890,633)   (11,063,552)
Interest income                     (64,224)      (207,784)      (102,351)      (547,603)
=========================================================================================
LOSS FOR THE PERIOD              (2,063,324)    (5,079,168)    (3,788,282)   (10,515,949)
=========================================================================================

LOSS PER SHARE                        (0.07)         (0.19)         (0.14)         (0.40)
=========================================================================================

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING        27,986,937     26,363,659     27,187,370     26,360,859
=========================================================================================


DEFICIT, BEGINNING OF PERIOD    (49,763,322)   (34,575,286)   (48,038,364)   (29,138,505)
Loss for the period              (2,063,324)    (5,079,168)    (3,788,282)   (10,515,949)
-----------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD          (51,826,646)   (39,654,454)   (51,826,646)   (39,654,454)
=========================================================================================

                                               DIVERSINET CORP.

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            [in Canadian dollars]

Three and six months ended April 30, 2002 and 2001
(Unaudited)

                                                           THREE MONTHS APRIL 30          SIX MONTHS APRIL 30
                                                             2002           2001           2002          2001
                                                                $              $              $             $
--------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                                    (2,063,324)    (5,079,168)   (3,788,282)   (10,515,949)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                           145,598        627,057       267,474      1,250,475
  Changes in non-cash working capital
    items related to operations:
  Accounts receivable and other receivables              (115,771)       249,205        97,061        941,037
  Prepaid expenses                                        100,899        459,295       277,713       (102,353)
  Accounts payable and accrued liabilities               (284,912)      (116,633)   (1,435,485)      (468,999)
  Deferred revenue                                         (2,852)      (123,076)        3,853        (30,733)
--------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                      (2,220,362)    (3,983,320)   (4,577,666)    (8,926,522)
==============================================================================================================

FINANCING ACTIVITIES
  Issue of common shares, common share
    purchase options and warrants for cash              4,773,626         10,529     4,773,626         43,793
--------------------------------------------------------------------------------------------------------------
  CASH PROVIDED BY FINANCING ACTIVITIES                 4,773,626         10,529     4,773,626         43,793
==============================================================================================================

INVESTING ACTIVITIES
  Short-term investments                                        -              -     3,087,680              -
  Additions to capital assets                              (2,190)      (157,252)      (11,392)      (633,016)
--------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            (2,190)      (157,252)    3,076,288       (633,016)
==============================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS DURING THE PERIOD                         2,551,074     (4,130,043)    3,272,248     (9,515,745)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF THE  PERIOD                              3,783,018     17,806,884     3,061,844     23,192,586
==============================================================================================================
CASH AND CASH EQUIVALENTS,
  END OF THE PERIOD                                     6,334,092     13,676,841     6,334,092     13,676,841
==============================================================================================================

                                DIVERSINET CORP.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     (UNAUDITED)
       (Amounts  expressed  in  Canadian  dollars)
     Six  months  ended  April  30,  2002

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products, utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and health care.

1.  Basis of presentation:

In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on a consistent basis with the October 31, 2001 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at April 30, 2002 and the statement of loss and deficit and cash flows for the six months ended April 30, 2002 in accordance with Canadian generally accepted accounting principles (GAAP). The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended October 31, 2001.

2.  Future Operations:

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and /or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating actiivities. There can be no assurance that the Company will be successful in obtaining additional financing. The Company raised $4,773,626 during the quarter through a private placement which is described in the share capital note below.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3. Interest in joint venture

On June 4, 2001, the Company entered into an agreement with an Asian company to estiblish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at April 30, 2002. Operations in the joint venture began this quarter with a small amount of revenue from issuing certificates being recorded.

Prepaid expenses                                                  $       9,743
Accounts receivable                                                       4,800
Capital assets                                                          523,139
--------------------------------------------------------------------------------
Total assets                                                      $     537,682
================================================================================

================================================================================
Accounts payable                                                  $      40,000
--------------------------------------------------------------------------------
Total liabilities                                                 $      40,000
================================================================================

================================================================================
Revenue                                                           $       4,800
Expenses                                                                 46,592
--------------------------------------------------------------------------------
Net Loss                                                          $     (41,792)
================================================================================

4. Segmented information

The Company operates in a single reportable operating segment, that being the sale of security software and related services. For all periods reported, significantly all the assets related to the Company's operations were located in Canada. In each of the six months ended April 30, 2002 and 2001, two customers contributed in excess of 10% of total revenue for the period, one was the same customer as in the previous year.

Revenue is attributable to geographic location based on the location of the customer, as follows:

                          THREE MONTHS APRIL 30      SIX MONTHS APRIL 30
                              2002           2001       2002         2001
                                 $              $          $            $
==========================================================================
SALES
        United States       19,805         99,951     28,744       237,901

        Asia               177,029              -    257,122       400,422

        Canada             114,355          3,302    199,775        10,052

        Other                    -         24,015          -        49,548
--------------------------------------------------------------------------
                           311,189        127,268    485,641       697,923
==========================================================================

5.  Share capital

The following details the changes in issued and outstanding shares, compensation options and warrants for the six months ended April 30, 2001 and 2002:

=============================================================================================
                                           Compensation  options and       Common shares
                                                   warrants
---------------------------------------------------------------------------------------------
                                              Number       Amount       Number      Amount
---------------------------------------------------------------------------------------------
Balance, April 30, 2001                         413,500            -  26,350,760   53,887,264

Stock options exercised and shares issued             -                   63,116      105,728
---------------------------------------------------------------------------------------------

Balance, October 31, 2001                       413,500            -  26,413,876   53,992,992

Private placement                             4,515,541            -   5,420,708    4,773,626
---------------------------------------------------------------------------------------------

Balance, April 30, 2002                       4,929,041            -  31,834,584  $58,766,618
=============================================================================================

On April 4, 2002, the Company completed a private placement of 5,186,708 units at a price of U.S. $0.60 per unit for gross proceeds before expenses of $4,979,235 (U.S. $3,112,022). Each unit was comprised of one (1) common share and three-quarters (3/4) of one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one (1) common share at a price of U.S. $0.72 per common share for a period of up to three years from April 4, 2002.

The placement agents received commissions of US$140,400 plus out-of-pocket expenses (approximately US$7,500). The placement agent also received compensation options entitling them to purchase up to 234,000 units at a price of US$0.60 per unit at any time prior to April 30, 2002. On April 8, 2002, the Company was notified of the placement agent's decision to purchase 234,000 units and the company issued 234,000 common shares and 175,500 common share purchase warrants.

Additional common share purchase warrants of 450,000 were issued to the placement agents as compensation.

There are an unlimited number of authorized common shares with no par value.

Number of common share options granted under the Company's stock
option plan                                                           3,339,007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used herein, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "plan" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Please find enclosed the Consolidated Balance Sheets as at April 30, 2002 and October 31, 2001 and the Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months and the six months ended April 30, 2002 and 2001 and the Notes to Interim Consolidated Financial Statements for Diversinet Corp.

OPERATING  RESULTS

We reported an improved net loss of $2,063,000 for the three months ended April 30, 2002 compared to a net loss of $5,079,000 in the prior year's second quarter. The net loss was $3,788,000 for the six months ended April 30, 2002 compared to a net loss of $10,516,000 in the same period in fiscal 2001. The decreased net loss in the second quarter of 2002 is attributable to cost reduction measures. We completed operating cost reductions in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. These reductions included workforce reductions in the United States and Canada, closure of offices in the United States and the discontinuance of non-core programs particularly in the marketing area. The restructuring was aimed at refocusing our efforts on the most significant market opportunities in Asia and Europe.

For the three months ended April 30, 2002, we reported revenue of $311,000 compared to revenue of $127,000 for the quarter ended April 30, 2001. For the six months ended April 30, 2002, we reported revenue of $486,000 compared to revenue of $698,000 for the six months ended April 30, 2001. We continue to make progress in the Asian market; for the three months ended April 30 we derived 57% (0% for 2001) and for the six months ended April 30 we derived 53% (57% for 2001) of our revenues from this marketplace. During the quarter we recognized our first revenues from the issuance of digital m-certificates and while the amount was not material, it demonstrates the usage of our technology solutions in the wireless environment.

Research and development expenses decreased to $761,000 in the three months ended April 30, 2002 from $1,836,000 in three months ended April 30, 2001 resulting primarily from wages, occupancy, and travel cost decreases resulting from head count reductions completed in the last quarter of fiscal 2001. Research and development expenses decreased to $1,409,000 in the six months ended April 30, 2002 from $4,033,000 in same period of fiscal 2001.

Sales and marketing expenses were $476,000 in the second quarter of fiscal 2002 compared to $2,302,000 in the second quarter of fiscal 2001. Sales and marketing expenses were $908,000 in the first six months of fiscal 2002 compared to $4,656,000 in the same period of fiscal 2001. The Company continues to focus a significant portion of its efforts in the Asian and European markets. The launch of the Hongkong Post's Mobile e-Cert in fiscal 2001 and the appointment of Hutchison as the first Registration Authority have generated interest in our products in the Asian region as noted in the first paragraph of this section. We expect that activity in this region will continue to increase during the remainder of fiscal 2002.

General and administrative expenses were $1,056,000 for the second quarter of 2002 compared to $650,000 incurred during the second quarter of 2001. During the second quarter of 2001 we had foreign exchange gains of $698,000 which were not repeated in the second quarter of 2002. General and administrative expenses were $1,792,000 for the first six months of 2002 compared to $1,822,000 incurred during the first two quarters of 2001. After consideration for the foreign exchange gain incurred in fiscal 2001, the Company's September 2001 cost reduction plan has helped reduce costs by approximately $728,000 from year to date 2001 to 2002.

Depreciation and amortization expense in the second quarter of fiscal 2002 decreased to $146,000 from $627,000 in the second quarter of fiscal 2002. Depreciation and amortization expense in the first two quarters of fiscal 2002 decreased to $267,000 from $1,250,000 for the same period of fiscal 2002. The Company's deferred development and purchased technology costs are now fully amortized and the reduction in additions to capital assets has resulted in reduced amortization for the quarter.

LIQUIDITY  AND  CAPITAL  RESOURCES

Cash used in operating activities was $2,231,000 in the three months ended April 30, 2002, a decline of 44% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $2,063,000, less net depreciation and amortization of $146,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $285,000, an increase in receivables of $126,000, a decrease in deferred revenue of $3,000 and a decrease in prepaid expenses of $101,000. Cash used in operating activities was $3,983,000 in the quarter ended April 30, 2001, attributable to the net loss of $5,079,000 less net depreciation and amortization of $627,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $117,000, a decrease in deferred revenue of $123,000, a decrease in receivables of $249,000 and a decrease in prepaid expenses of $459,000.

Cash used in operating activities was $4,578,000 in the six months ended April 30, 2002, a decline of 49% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $3,788,000, less net depreciation and amortization of $267,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $1,436,000, a decrease in receivables of $97,000, an increase in deferred revenue of $4,000 and a decrease in prepaid expenses of $278,000. Cash used in operating activities was $8,927,000 in the six months ended April 30, 2001, attributable to the net loss of $10,516,000 less net depreciation and amortization of


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$1,250,000.  Other  non-cash  items  include  a decrease in accounts payable and accrued liabilities of $469,000, an increase in prepaid expenses of $102,000, a decrease in deferred revenue of $31,000 and a decrease in receivables of $941,000.

Cash provided by financing activities in the three months ended April 30, 2002 was $4,784,000. In April 2002 the Company completed the issue and sale of 5,186,708 units in the capital of the Company at US$0.60 per unit for gross proceeds of US$3,112,022. Each unit is comprised of one common share and three-quarters of one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one common share at a price of US$0.72 per common share for a period of up to three years. Cash provided by financing activities in the quarter ended April 30, 2001, was $11,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

Cash provided by financing activities in the six months ended April 30, 2002 was $4,774,000 representing the net proceeds from the private placement described above. Cash provided by financing activities in the six months ended April 30, 2001, was $44,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

Cash used in investing activities in the three months ended April 30, 2002 and 2001 consisted of $2,000 and $157,000 respectively attributable to capital asset additions.

Cash provided by investing activities in the six months ended April 30, 2002 was 3,077,000 consisting of $3,088,000 received from proceeds of a short term investment offset by $11,000 spent of capital asset additions. Cash used in investing activities in the six months ended April 30, 2001 consisted of $633,000 attributable to capital asset additions.

We believe that our cash and cash equivalents as at April 30, 2002 of $6,334,000 will be sufficient to meet our short-term working capital requirements for the remainder of the fiscal year. If necessary, we plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

RISKS  AND  UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from mobile business and the success of future external financing initiatives. Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.


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In  recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities. It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2002. We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter in the future due to a variety of factors. In particular, our period-to-period operating results are significantly dependent upon the completion date of license agreements. In this regard, the purchase of our products often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog. Thus, quarterly license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter. Moreover, we have generally recorded a significant portion of our total quarterly revenues in the third month of a quarter, with a concentration of these revenues in the last half of that third month. This concentration of revenues is influenced by customers' tendencies to make significant capital expenditures at the end of a fiscal quarter. We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue. Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately ratable basis throughout the quarter. As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Continued quotation on the Nasdaq SmallCap Market requires that we maintain a minimum bid price of U.S.$1.00 for continued listing but allows a grace period of 180 days. On March 19, 2002 we received notice from Nasdaq that we had not met the minimum U.S. $1.00 per share requirement and may be subject to delisting should, prior to September 16, 2002, our share price not close at $1.00 or more for a minimum of ten consecutive trading days. Following this initial grace period, issuers that demonstrate compliance with the core initial listing standards will be afforded an additional 180-day grace period within which to regain compliance with the minimum U.S. $1.00 per share requirement.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security products and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.


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Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2001, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our revenue declined from fiscal 2001 levels and may decline even further in the near future.

Foreign exchange: Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2001, we incurred most of our expenses in Canadian dollars, but we also incurred a significant portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency losses that may have an adverse effect on our operating results. During fiscal 2001 we maintained a portion of our cash resources in U.S. dollar term deposits. Upon completion of our cost reductions during September 2001, our exposure to U.S. expenses was significantly reduced and we transferred our remaining U.S. dollar cash resources to Canadian dollar deposits. With the completion of our recent financing in April 2002, we again have a portion of our cash resources in U.S. dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

OTHER

During the quarter John McMahon and Tony Werner resigned from the Board of Directors.


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